UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42814

THE GROWHUB LIMITED

(Translation of registrant’s name into English)

60 Paya Lebar Road

#12-37 Paya Lebar Square

Singapore 409051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

THE GROWHUB LIMITED, a Cayman Islands exempted company with limited liability (the “Company”), held extraordinary general meetings of shareholders back-to-back virtually on August 5, 2026 at 10:00AM, 10:30AM, and 11:00AM, Singapore time, respectively (each, an “EGM” and together, the “EGMs”). Holders of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”) voted by proxy or at the meetings. Holders of from approximately 5,707,525 to 5,745,974 out of a total of 14,866,470 Class A Ordinary Shares issued and outstanding, and holders of 10,433,340 out of a total of 10,433,340 Class B Ordinary Shares issued and outstanding voted at the respective EGMs in person or by proxy. Shareholders holding not less than one-third (1/3) of all votes attaching to all of the Class A Ordinary Shares and Class B Ordinary Shares in issue and entitled to vote at the EGM, as applicable in regards to class consent and voting for all shareholders, were represented in person or by proxy, and a quorum for the transaction of business was present at each EGM. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to ten (10) votes. Class consents from the holders of Class A Ordinary Shares and Class B Ordinary Shares, as applicable, are required for any variation to the rights attached to their respective class of shares. The final voting results for each matter submitted to a vote of shareholders at the meetings are as follows:

1. Extraordinary General Meeting of the Holders of Class A Ordinary Shares:

1A.	The vote on the special resolution by class consent, as holders of Class A Shares, subject to and conditional upon approval by the shareholders of the Increase of Share Capital (as defined below) and all other requisite class consents being obtained, for the adoption by the Company of the third amended and restated memorandum and articles of association of the Company, in the form provided in the following link: https://www.transhare.com/growhub (the “Amended MAA”) in replacement of the second amended and restated memorandum and articles of association as adopted on 2 October 2024, was as follows:

For	Against	Abstain
5,702,154	2,369	3,002

2. Extraordinary General Meeting of the Holders of Class B Ordinary Shares:

2A.	The vote on the special resolution by class consent, as holders of Class B Shares, subject to and conditional upon approval by the shareholders of the Increase of Share Capital (as defined below) and all other requisite class consents being obtained, for the adoption by the Company of the Amended MAA, was as follows:

For	Against	Abstain
10,433,340	0	0

3. Extraordinary General Meeting of All Shareholders:

3A.	The vote on the special resolution, subject to and conditional upon approval by the shareholders of the Increase of Share Capital and all requisite class consents being obtained, for the adoption by the Company of the Amended MAA, was as follows:

For	Against	Abstain
110,074,301	2,382	3,002

Accordingly, the Amended MAA has been approved and adopted.

3B.

The vote on the ordinary resolution for the increase in the authorised share capital of the Company:

FROM: US$50,000 divided into 75,000,000 Class A Shares of par value US$0.0005 each and 25,000,000 Class B Shares of par value US$0.0005 each

TO: US$2,525,000 divided into 5,000,000,000 Class A Shares of par value US$0.0005 each and 50,000,000 Class B Shares of par value US$0.0005 each

(the “Increase of Share Capital”), was as follows:

For	Against	Abstain
110,074,241	2,332	3,112

Accordingly, the Increase of Share Capital has been approved.

3C.	The vote on the ordinary resolution for, following the approval of the Increase of Share Capital, the approval of a reverse share split to the Company’s authorised issued and unissued Class A Shares and Class B Shares by way of a consolidation (the “Share Consolidation”) at an exchange ratio which is no greater than 1:200 (the “Further Revised RS Ratio”) such that the number of authorised issued and unissued Class A Shares and Class B Shares are decreased by the Further Revised RS Ratio and the par value of each authorised, issued and outstanding Class A Shares and Class B Shares are increased by the Further Revised RS Ratio (together, the “Further Revised Reverse Share Split”), with such Further Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Further Revised RS Ratio up to a maximum of 1:200, in each case, as determined by the Directors at their discretion within a period of 12 months of obtaining the requisite shareholder approval for the Further Revised Reverse Share Split, was as follows:

For	Against	Abstain
110,072,177	7,197	310

Accordingly, the Share Consolidation has been approved.

3D.	The vote on the ordinary resolution for, in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Revised Reverse Share Split, if so determined by the Directors in their sole discretion, the Directors be and are hereby authorised to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent as permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued Class A Shares and Class B Shares to be issued to shareholders of the Company to round up any fractions of Class A Shares and Class B Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, was as follows:

For	Against	Abstain
110,072,069	4,553	3,062

3E.	The vote on the ordinary resolution for the authorisation of the board of directors to do all other acts and things as the board of directors considers necessary or desirable in connection with the Increase of Share Capital and the adoption of the Amended MAA, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands, was as follows:

For	Against	Abstain
110,072,369	6,989	325

Accordingly, the remaining resolutions have been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2026	THE GROWHUB LIMITED

	By:	/s/ Chan Choon Yew Lester
Chan Choon Yew Lester
Chief Executive Officer
(Principal Executive Officer)